WWF Holdings, Inc.



WaterWorks

Annual Report

2021

Annual Report 2021

Throughout this document, mentions of WaterWorks refer to WWF Holdings, Inc., a Corporation formed on April 3, 2018 in the State of Delaware (the "Company"). The Company's physical address is 1 Park Avenue, #1707, Detroit, Michigan 48226.

You may contact the Company by calling 313-314-6500. This annual report is posted on the Company's website wtrwrx[.]com. The Company may provide additional, occasional updates to investors via Netcapital[.]com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document, or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

WWF Holdings, Inc. ("WaterWorks" or the "Company") is a corporation initially formed as a limited liability company, WWF Holdings, LLC, on April 3, 2018, in the State of Delaware, and thereafter converted to the current Delaware corporation (WWF Holdings, Inc.) on September 7, 2018, pursuant to Section 265 of the Delaware General Corporation Law.

The Company's physical address is 1 Park Avenue, #1707, Detroit, Michigan 48226.

The Company's web site may be accessed at wtrwrx[.]com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Lonnie Johnson

Position(s) with WWF Holdings, Inc.

Dates	Position	Principal Occupation
04/03/2018 – Present	CEO and Director	Responsible for management and operations.

Business Experience

Mr. Johnson has been involved for over 20 years in pivotal strategic roles for different national business, advocacy, and political organizations. Previously, Mr. Johnson held the positions of Chairman of the Michigan Democratic Party, Vice President at a private equity firm, and staff roles for former Vice President Al Gore, Senator Debbie Stabenow, and former Congressman John D. Dingell. Mr. Johnson holds a B.A. from Arizona State University.

Dates	Organization	Title, Principal Business, and Responsibilities
10/1/2021-12/15/2021	Blue Lake Strategies	Contract Consultant, Business Development Services
01/2017 – 06/2018	TVV Capital	Contract Consultant, Business Development Services
02/2013 – 07/2015	Michigan Democratic Party	Chairman
07/2007 – 02/2013	TVV Capital	Vice President, Business Development Services

Julianna Smoot

Position(s) with WWF Holdings, Inc.

Dates	Position	Principal Occupation
04/03/2018 – Present	Director and Strategist	Advises on strategy and planning of operations.

Business Experience

Ms. Smoot served as the National Finance Director and Deputy Campaign Manager for Barack Obama during the 2008 and 2012 election cycles, respectively. Obama tasked Ms. Smoot with key roles in his administration, including Chief of Staff to U.S. Trade Representative Ron Kirk, White House Social Secretary and Co-Chair of the Presidential Inaugural Committees in 2009 and 2013. Currently, Ms. Smoot serves on the board of the Obama Foundation. Ms. Smoot holds a B.A. from Smith College.

Dates	Organization	Title, Principal Business, and Responsibilities
09/28/2021 – Present	City of Detroit	Chief Development Officer, Developing Public Private Partnerships
04/2017 – Present	Blue Lake Strategies	CEO, Development Services

04/2013 – 12/2017	Smoot Tewes Group	Owner, Political Consulting

Brian Spangle

Position(s) with WWF Holdings, Inc.

Dates	Position	Principal Occupation
04/2018 – Present	COO and Director	Director of Operations

Business Experience

Mr. Spangle has over 15 years of professional experience, both as a fundraising manager and developer for a wide range of political campaigns, as well as 10 years as an entrepreneur. In 2009, Brian co-founded a fitness training center and started-up an athletic apparel brand in which he served as President & CFO. Mr. Spangle earned a B.A. from the University of California, Santa Barbara, before earning an M.A. in Legislative Affairs at the George Washington University in Washington, D.C.

Dates	Organization	Title, Principal Business, and Responsibilities
10/2017 – 03/2018	Self Employed	Political Consultant
03/2017 – 10/2017	DBA Media LLC	Bookkeeper
04/2015 – 02/2017	Self Employed	Political Consultant
02/2010 – 02/2015	As Prescribed Industries, LLC	President & CFO

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Lonnie Johnson owns 5,100,000 shares of Class A Common Stock, and 700 shares of Class B Common Stock representing a voting power of 37.62%.

Julianna Smoot owns 4,400,000 shares of Class A Common Stock, and 20,000 shares of Class B Common Stock representing a voting power of 32.60%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

WWF Holdings, Inc. was first organized as a limited liability company under the laws of Delaware on April 3, 2018 and converted into a Delaware corporation on September 6, 2018. Waterworks owns five wholly-owned subsidiaries: WWF Platform, LLC, WWF Funding Portal, LLC, and WWF Crowd, LLC, which were organized on the same date as the Company; WWF Agency, LLC, which was organized on August 1, 2019; and WWF Assets, LLC, which was organized on October 27, 2020. Additionally, the Company is the majority owner of WWF Securities, LLC, which was organized on October 23, 2020. The Company is located at 1 Park Avenue, #1707, Detroit, Michigan 48226.

Waterworks' mission is to accelerate answers to water problems in the United States by facilitating investments in water solutions companies and projects through its website at wtrwrx[.]com. By building a trusted water community, and funding water solutions, Waterworks intends that it and its investors will become powerful engines of change. We believe this process will foster the kind of loyalty and advocacy from the water industry and investors that will support Waterworks' long-term viability.

5. How many employees does the Company currently have? (§ 227.201(e))

Waterworks currently has 3 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were first incorporated under the laws of Delaware on April 3, 2018, and converted to a Delaware corporation on September 6, 2018. We have only recently commenced operations and we have no

history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company. The Company has limited operating history and to date, is not profitable. Therefore, there can be no assurance as to the future profitability of the Company or its subsidiaries. The Company was only recently organized and commenced back-office operations in September 2019. There can be no assurance of when or whether the Company will be able to generate revenue after the commencement of this Offering. As a result, prospective investors have very limited financial or other information regarding the financial performance of companies or information on the Company's future prospects to assist in making their investment decision. Each investment should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Company and its subsidiaries' activities may not prove accurate and that the Company will not achieve its business objectives.

2. WWF Funding Portal, LLC's maintenance of its registration as a crowdfunding intermediary is crucial to our operations. The Company has five wholly-owned subsidiaries, WWF Funding Portal, LLC, WWF Platform, LLC, WWF Crowd, LLC, WWF Agency, LLC, and WWF Assets, LLC, and majority-owned WWF Securities, LLC which were organized as Delaware limited liability companies. WWF Funding Portal, LLC is a Funding Portal member of the FINRA. In the event that FINRA suspends or expels WWF Funding Portal, LLC as a registered Crowdfunding Intermediary, the Company's would be unable to execute its current business plan. As recently demonstrated, in the disciplinary proceeding No. 2017053428201, a complaint from the FINRA's Department of Enforcement before the FINRA Office of Hearing Officers can potentially lead to severe sanctions, such as bar and expulsion. These sanctions can be pronounced in disciplinary action in case of violation by a Funding Portal of the Securities and Exchange Commission's Regulation Crowdfunding Rules and FINRA's Funding Portal Rules, including FINRA Rule 8210, which requires members or persons associated with a member to provide information orally, in writing or electronically upon request. Should such suspension or expulsion occur, our business, financial condition, and results of operations would be materially harmed.

3. In order for the Company and WWF Funding Portal, LLC to grow, it must attract issuers and investors to wtrwrx[.]com (the "Site"). If WWF Funding Portal, LLC fails to attract issuers and investors to support our operations, our business and results of operations will be seriously harmed. Recruiting issuers and investors to the Site is critical to our success. The failure to attract issuers or investors to the Site could delay or halt the development and commercialization of our

services. In effect, this could adversely affect our reputation, operating results, and financial performance.

4. Our operating results may fluctuate due to factors that are difficult to forecast and not within our control. Changes in investors' appetite or ability to invest in startups and early-stage companies may fluctuate over time and are highly correlated with general economic conditions. Such a lack of use or interest of the Site or in the services we provide could negatively impact the development and success of the Company. We expect that a substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, each purchaser of the Securities offered in this Offering should evaluate the risks associated with our business model.

5. In the event the companies that fundraise on our Site perform poorly or fail, our brand and reputation may be harmed.

   The companies that fundraise on our Site will be susceptible to the risks of failure or delay inherent in the development of new water technology products and public infrastructure projects, including but not limited to:

   - delays in product development or manufacturing;
   - unplanned expenditures in product development or manufacturing;
   - failure to receive regulatory approvals;
   - failure to achieve market acceptance; and
   - the emergence of superior or equivalent products.

   If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained, or any approved products or infrastructure projects are not commercially successful, our Company's reputation may be materially harmed.

6. The Company's success is dependent on its subsidiaries' activities, including the offering of investment opportunities in high-quality water infrastructure projects and water related companies. The failure to offer these opportunities could have a material adverse effect on our operations. Failure to offer high-quality water-related investments and infrastructure projects on our Site may hinder the Company and its subsidiaries' growth, harm our reputation, decrease the amount of total investments as well as user activity on the Site, and deter companies to conduct campaigns through our Site. As a result, this may adversely affect the Company's business plan, financial performance, and your investment in the Securities. WWF Funding Portal, LLC will be dependent on facilitating equity crowdfunding campaign transactions for revenue. WWF Funding Portal, LLC aims to generate the majority of its revenue through a cash and securities-based commission fee model for each equity crowdfunding campaign facilitated through the Site.

Therefore, the Company's revenue is dependent on WWF Funding Portal, LLC's ability to be widely adopted and successful. WWF Funding Portal, LLC has been approved as a funding portal and has not yet demonstrated that is able to generate enough crowdfunding campaigns to become profitable and scale.

7. Our business is highly competitive. The competition presents an ongoing threat to the success of our business. Existing companies that engage in the online investment fundraising activities or operate under Title 111 of the JOBS Act may be viewed as competitors to us. Some of our competitors could have superior technology to ours, better marketing plans, greater access to capital, more experienced management, better brand recognition, and other advantages. Moreover, if Waterworks is able to establish a market around its service, it may find that larger, better-funded companies may enter the market, which could negatively impact the Company's growth.

   We do not compete only with Title Ill equity crowdfunding portals. Broadly speaking, we compete with banks, private equity funds, venture capitalists and other investors for water-related projects and companies; and we compete with mutual funds, financial advisors; investing banking firms, water non-profits and a host of others for investors and investment dollars.

8. Waterworks is targeting a new and unproven segment within the crowdfunding market.

   Waterworks intends to be first to market with its water-focused online investment platform. As such, there is no historical indication that the future demand for water technology and infrastructure projects will remain consistent with the demand for water, which could negatively impact the Company's growth. Additionally, because Waterworks is pioneering the water vertical of the equity crowdfunding market, being first in this market may negatively impact investor confidence due to relative uncertainty with respect to equity crowdfunding water infrastructure projects, among other types of investments that Waterworks intends to make available on its Site.

9. The Company's success depends on the experience and skill of its directors, officers, and key employees. In particular, the Company is dependent on Lon Johnson, Julianna Smoot, and Brian Spangle, who each serve as Directors, and as CEO, Strategist, and COO of the Company, respectively. While the Company has entered into executive employment agreements with its directors and officers, there can be no assurance that any such persons will continue to serve the Company. The loss of any director or officer would harm the Company's business, financial condition, cash flow and results of operations.

10. Although dependent on certain key personnel, including its directors and officers, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Lon Johnson, Julianna Smoot, and Brian Spangle in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect

to those individuals in the event of their death or disability. Therefore, if Lon Johnson, Julianna Smoot, or Brian Spangle were to die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person would negatively affect the Company and its operations.

11. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

12. Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We will increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

13. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. We depend on various information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation

or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance, which we expect to acquire in the future. This disruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

14. If we do not respond to technological changes or upgrade our Site and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must plan to enhance and improve the functionality and features of our website and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

15. Negative events in the crowdfunding industry may subject the Company to reputational harm, or increased regulatory oversight, increasing the risk of financial liability and additional compliance requirements resulting from adverse regulatory actions. Any highly-publicized events or regulatory inquiries concerning potential fraudulent offerings or other schemes designed to harm investors through crowdfunding can be expected to result in negative publicity for crowdfunded companies, increased scrutiny and oversight of companies that avail themselves of the crowdfunding exemption, as well as potential new rules and regulations. For example, on June 5, 2019, the FINRA expelled the Funding Portal DreamFunded Marketplace LLC, and banned its co-

founder and CEO from association with any FINRA funding portal member. The occurrence of such events could adversely affect the crowdfunding industry in general and may make it significantly more difficult to succeed with the Company's business plan or attract new investors to the platform. Other highly-publicized events that reflect negatively on the crowdfunding industry may also result in an increase in operational and compliance costs or otherwise limit the Company's ability to engage in certain activities. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. governmental regulatory authorities, the FINRA or other self-regulatory organizations that supervise the financial markets in general. This could impact our ability to conduct its business with third parties, obtain future financing and could decrease the pool of potential investors seeking to participate in any future crowdfunding offerings.

16. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

17. Changes in employment laws or regulation could harm our performance. Various federal and state labor laws will govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

18. The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long- term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Each Purchaser in this Offering will be required to represent that it is

purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

19. Securities with superior rights may be offered in the future. The Company has not yet defined a preferred class of stock, and there is no way to know what voting rights those securities will have. In the future, it is likely that the Company will issue securities with rights superior to those associated with the Securities purchased in the current round of funding. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights.

20. The Arbitration Agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing Securities in this Offering, you agree to be bound by the dispute resolution provision found in the Arbitration Agreement.

21. There is no guarantee of a return on your investment. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C, and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

22. Your ownership of the Securities will be subject to dilution. Owners of Class B Common Shares do not have preemptive rights. If the Company conducts subsequent offerings of common stock, preferred stock or securities convertible into common or preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

23. The Company does not anticipate paying any cash dividends for the foreseeable future. Since our inception, we have not declared or paid any dividends on our shares of Common Stock. We have no present plan to pay any dividends on our common shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

24. There is no present market for the Securities, and we have arbitrarily set the price. We have arbitrarily set the price of the Securities with reference to the general status of the securities

market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the price set forth in this Offering or at any other price.

25. The proceeds of the Offering may be insufficient to fund the Company's operations. In such case, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost-prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of the Securities.

26. The Company intends to use a portion of the proceeds from the Offering for unspecified working capital for its operations. This means that the Company has ultimate discretion to use this portion of the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate with respect to general working capital for operations. The net proceeds from this Offering will be used for the purposes described herein, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. Further, the Company may choose to amend the use of the proceeds, depending on future events, in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

27. We have not prepared any audited financial statements of the Company. The exemption from registration provided for under Regulation Crowdfunding does not require us to provide audited financials in connection with this Offering. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

28. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities offered by the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company' Securities, therefore, will not receive any of the benefits that such registration would otherwise provide.

29. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Purchasers should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

30. The Company's subsidiary's registration with the SEC as a registered funding portal and membership with FINRA is subject to revocation. WWF Funding Portal, LLC is a funding portal FINRA member and is dependent on its FINRA membership as a registered funding portal. Revocation of the membership status could force the WWF Funding Portal, LLC to cease its operations for an indefinite period of time, which would adversely affect the Company's business plan, financial performance and your investment in the Company. On January 31, 2022, WWF Funding Portal, LLC, submitted a continuing membership application (Form FP-CMA), at the request of FINRA's Membership Application Program Group, in connection with the Company's prior conversion from a Delaware limited liability company to a Delaware Corporation on September 7, 2018. An adverse determination by FINRA on this pending Form FP-CMA may be detrimental to the business of the Company,

31. Failure to comply with federal, state and international privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business. A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data, in addition to the employment of personal information in a commercial context. This is especially so in the case of personal location information, which may implicate the application of various privacy laws affecting personal location information, and any amendments thereto, including state and national counterpart statutes. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various international, federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters and related matters. For example, recently there have been international hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other mobile devices. Several internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with

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industry standards or with our own privacy policies and practices could result in a loss of subscribers or merchants and adversely affect our business. Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third- party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business. The Company may have to adapt to such regulations, which may come at a significant expense to the Company and/or may implicate the Company in claims by state and federal agencies, as well as private parties, based on the violation of these new laws, rules, and regulations.

32. Our business is subject to many regulations and noncompliance is costly. We operate under a complicated regulatory scheme. If we failed to comply with any of the laws that apply to us, even unintentionally, we could face significant financial penalties and changes to our business operations. Additionally, any adverse publicity associated with any noncompliance may further damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely.

33. Section 4(a)(6) under the Securities Act of 1933 is subject to unforeseen changes which may impact the development and success of the Company and its subsidiaries. The future regulatory landscape of Section 4(a)(6) under the Securities Act of 1933 is subject to unforeseen changes and new interpretations. Federal, state, and international regulations may impact issuers' and investors' ability to utilize our Site for equity crowdfunding campaigns. Failure to comply with future amendments to Section 4(a)(6) may result in governmental action, legal fees, and damage awards that would adversely affect the Company. Additionally, from time to time, we may be required to alter the Site's services in order to comply with future regulations. In effect, this may require improving the functionality of our Site which may increase the cost of our technology infrastructure and harm the Company's profitability.

34. Changes in government regulation could adversely impact our business. The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the businesses fundraising on our platform are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing

requirements or imposition of new requirements or limitations could have an adverse impact on our business.

35. Residential and non-residential construction activity is cyclical and influenced by many factors, and any reduction in the activity in one or both of these markets could have a material adverse effect on the issuers using the Site. Demand for a water services companies' products is closely tied to residential construction, non-residential construction, and infrastructure activity in the United States and in certain other foreign jurisdictions. The construction industry and related markets are cyclical and have in the past been, and may in the future be, materially and adversely affected by general economic and global financial market conditions. No company can control the foregoing factors and, although construction activity and related spending levels have increased in recent years, there is still uncertainty regarding whether the recovery will be sustained, and there can be no assurances that there will not be any future downturns. Any future downturn could result in a decreased demand for our Site and the services we provide, having an adverse impact on our business and revenue.

If stricter laws or regulations are delayed or are not enacted, or repealed or amended to be less strict, or enacted with prolonged phase-in periods, or not enforced, water infrastructure related projects, services and related businesses offering solutions may suffer increase costs, or may even be deemed economically unfeasible.

36. In general, demand for the companies listing on our Site and our services will be highly correlated with general economic conditions. We expect that a substantial portion of our revenue is indirectly derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for those products and our services available on our Site.

37. We expect that a portion of the issuers utilizing our Site are relying on public-private partnership (P3) enabling legislation. The future of the water services industry is dependent on national and state governments implementing P3 enabling legislation in the future which will make such arrangements more accessible and less expensive. If P3 enabling legislation is not created by national and state governments, then these arrangements are unlikely to become standardized. As a result, companies in the water services industry may spend significant resources structuring these arrangements and may not be able to enter into P3 agreements on favorable terms or at all. If this were to occur, the demand for our services may decline, the Company would suffer and would have to revise its business plan.

38. Changes in environmental laws and regulation may impact the use of our site and feasibility of our business plan. Many expect that water infrastructure projects on the Site will be dependent

on the impact and timing of potential new water laws and regulations, such as those relating to water quality, and tax credits and incentives, as well as potential changes to existing laws and regulations. If stricter laws or regulations are delayed or are not enacted, or repealed or amended to be less strict, or enacted with prolonged phase-in periods, or not enforced, water infrastructure related projects, services and related businesses offering solutions may suffer increase costs, or may even be deemed economically unfeasible.

39. There may be additional risks of which we are not aware or that we cannot foresee. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

40. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

41. The Company's WWF Securities, LLC subsidiary registration with the SEC as a registered broker-dealer and membership with FINRA is subject to revocation. WWF Securities, LLC is a broker-dealer FINRA member and is dependent on its FINRA membership as a registered broker-dealer. Revocation of the membership status could force the WWF Securities, LLC to cease its operations for an indefinite period of time, which would affect the Company's business plan, financial performance and your investment in the Company.

42. The Securities being sold in this Offering are shares of Class B Common Stock offered at a price per share of $1.00. You are encouraged to determine your own independent value of the Company prior to investing. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors, including the estimates of the business potential and earnings prospects of the Company, the consideration of such factors in relation to market valuations of comparable companies, and the current condition of the market and the economy as a whole. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Common Stock	11,000,000	10,000,000	Yes	
Class B Common Stock	4,500,000	3,558,988	Yes	
Preferred Stock	4,500,000	0	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At the issuer's discretion. Please reference #42 under "Risk Factors" for more information.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of WWF Holdings, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in WWF Holdings, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount	Interest Rate	Maturity Date
Lonnie Johnson	$236,116.72	0%	December 3, 2026
Julianna Smoot	$480,442.45	0%	December 3, 2026
Bank of America	$31,479.25	17.24%	Rolling
Accounts Payable	$25,316.00	0%	

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
09/2018	SAFE	$49,000	Reg. D, Rule 506(b)	General business purposes.
10/2018	Common Stock	$21,774	Rule 701	Common stock issued from Equity Compensation Plan for service.

01/2019	SAFE	$500,000	Reg. D, Rule 506(b)	General operating and startup expenses.
07/2019	SAFE	$100,000	Reg. D, Rule 506(b)	General operating and startup expenses.
08/2019	Convertible Note	$20,000	Reg. D, Rule 506(b)	General business purposes.
09/2019	SAFE	$138,592	Reg. D, Rule 506(b)	General operating and startup expenses.
12/2019	Common Stock	$172,500	Rule 701	Common stock issued from Equity Compensation Plan for service.
12/2020	Common Stock	$134,000	Reg. D, Rule 506(c)	Personnel; Professional Fees; Sales & Marketing; Technology Operations
12/2020	Common Stock	$117,500	Rule 701	Common stock issued from Equity Compensation Plan for service.
09/2021	Common Stock	$141,965	Reg. CF	Personnel; Professional Fees; Sales & Marketing; Technology Operations.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Person Party to Transaction	Relationship to Company	Nature of Interest in Transaction	Transaction Amount
Lonnie Johnson	Director and CEO	Promissory Note	$114,019.56
Lonnie Johnson	Director and CEO	Salary	$27,333.34
Lonnie Johnson	Director and CEO	Deferred Salary	$32,666.66
Lonnie Johnson	Director and CEO	Personal Guaranty of WWF Holdings Inc Bank of America Credit Card	$31,479.25
Julianna Smoot	Director and Strategist	Promissory Note	$123,613.57
Julianna Smoot	Director and Strategist	Deferred Salary	$30,000.00

| Brian Spangle | Director and COO | Salary | $68,400.00 |

---

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Current Operations.

The Company was formed in April 2018 and has sustained operations with the Company's founders' initial capital contributions, the Company's founders' loans, and capital raising activities of over $1,000,000.

The Company began earning early revenue in late Q3, 2019. In Q1, 2020, the Company, through its subsidiaries, launched its investment platform at WaterWorksFund[.]com (the "Site") with two initial listings: one offered under Regulation Crowdfunding ("Reg CF") and another offered under Regulation D ("Reg D") to accredited investors. The Site was later relocated to WtrWrx[.]com.

In December 2020, the Company formed and capitalized its new subsidiary, WWF Securities, LLC, by raising over $200,000. In December 2021, WWF Securities, LLC became a registered broker-dealer member of FINRA.

Forecasted Operations. In 2022, the Company intends to focus on launching the WWF Securities LLC broker-dealer placement agent services division, continuing to source potential deal flow, and improving the platform user experience to support the broker-dealer division activities.

Beginning in Q2 2022, the Company, through its subsidiaries, seeks to engage three (3) offerings under Reg D during the year 2022. The Company seeks to increase its listing volume in 2023 and seeks to list six (6) additional offerings under Reg D.

In addition to launching WWF Securities LLC broker-dealer placement agent services division in 2022, we seek to capitalize, build and launch a broader, climate-focused Reg CF investing site moving in Q4 of 2022. We will also seek to expand our revenue streams by providing certain investment-related technology services.

The Company expects this may allow it to achieve profitability in Q1 2023. The Company also anticipates it may begin receiving partnership distributions from WWF Securities LLC's activities as early as Q1 2023.

Liquidity and Capital Resources. The Company plans to use the proceeds as set forth above under "Use of Proceeds", for purposes that we believe are indispensable elements of our business strategy. As of December 31, 2021, the Company had $63,034 in cash available across all business entities.

The Company experienced an average monthly burn rate of $40,565 in 2021. The Company's current burn rate is approximately $9,000 per month. The Company's primary expenses consist of personnel, software, and legal.

For further capital resources and needs beyond existing cash available, the company will seek founder or third-party loans, and/or additional equity investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Challenges in Operations and Liquidity; Trends and Uncertainties

Challenges may surface from the difference in revenue forecasts and budgets versus actual results. Any variation from the projected average capital raise utilizing the Site would present a challenge to cash flow as would any variation to the average campaign duration.

With respect to the Company's operations, recruiting and retaining key personnel may present challenges to the Company's growth timeline. Delayed access to funds could delay the ability to hire and fill key staff positions which could ultimately hinder the launch of broker-dealer division placement agent services, the operation of the Site, and anticipated revenues derived from such activities.

After reviewing the above discussion of the steps which the Company intends to take, potential Purchasers should consider whether the achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto and found below under #16.

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company as of the date of the filing of this offering's initial Form C was:

$10,500,000 (i.e., $10,500,000/10,000,000 shares of Class A Common Stock outstanding and 500,000 shares of Class B Common Stock outstanding) at a purchase price of $1.00 per share of Class B Common Stock.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

WWF Holdings, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

WWF Holdings, Inc. will file a report electronically with the SEC annually and post the report on its web site wtrwrx[.]com no later than 120 days after the end of each fiscal year covered by the report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Lonnie Johnson, being the CEO and Chairman of the Board of Directors of WWF Holdings, Inc., a Delaware Corporation (the "Company"), hereby certify as of this date that: (i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, (collectively, the "Financial Statements"), are true and complete in all material respects; and (ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Lonnie Johnson

_____
(Signature)

Lonnie Johnson

_____
(Name)

Chairman & CEO

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities on the dates indicated.

/s/ Lonnie Johnson

_____
(Signature)

Lonnie Johnson

_____
(Name)

Chairman & CEO

_____
(Title)

April 28, 2022

_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Julianna S Smoot

_____
(Signature)

Julianna S Smoot

_____
(Name)

Director & Strategist

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities on the dates indicated.

/s/ Julianna S Smoot

_____
(Signature)

Julianna S Smoot

_____
(Name)

Director & Strategist

_____
(Title)

April 28, 2022

_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Brian M Spangle

_____
(Signature)

Brian M Spangle

_____
(Name)

Director & COO

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities on the dates indicated.

/s/ Brian M Spangle

_____
(Signature)

Brian M Spangle

_____
(Name)

Director & COO

_____
(Title)

April 28, 2022

_____
(Date)

APPENDIX A – FINANCIAL STATEMENTS

WWF HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As of December 31, 2021, and December 31, 2020	12/31/21	12/31/20
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 63,034	$ 182,289
Prepaid expenses	5,628	8,075
Accounts Receivable	19,084	1,883
Deposit	2,086	1,000
Total Current Assets	89,832	193,247
Non-Current Assets		
Software, net	17,500	17,500
License asset		-
Property and equipment, net	1,235	2,001
Intangible assets, net	1,951	2,097
Total Non-Current Assets	20,686	21,598
TOTAL ASSETS	$ 110,518	$ 214,845
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities		
Accounts payable	$ 25,316	$ 27,203
Accrued expenses	43,143	27,775
Due to shareholders	448	38,816
Notes payable - related party	1,377	
PPP loan payable	-	45,810
Convertible note payable	-	
Total Current Liabilities	70,284	139,604
Long-Term Liabilities:		
SAFE agreements liability	-	-
Deferred compensation - shareholders	204,294	121,125
Notes payable - related party, net of current	716,559	486,426
Total Long-Term Liabilities	920,853	607,551
Total Liabilities	991,137	747,155
Stockholders Equity / (Deficit):		
Preferred Stock, $0.00001 par, 4,500,000 shares authorized, 0 shares issued and outstanding	-	-
Class A Common Stock, $0.00001 par, 11,000,000 shares authorized, 10,000,000 shares issued and outstanding	100	100
Class B Common Stock, $0.00001 par, 4,500,000 shares authorized, 3,558,988; 3,453,634; and 194,274 shares issued and outstanding as December 31, 2021; December 31, 2020; and December 31, 2019.	35	34
Additional paid-in capital	1,458,956	1,317,898
Accumulated deficit	**(2,339,710)**	(1,850,342)
Total Stockholders' Equity/(Deficit) before noncontrolling interests	(880,619)	(532,310)
Equity attributable to noncontrolling interest		(66,820)
Total Stockholders' Equity/(Deficit)	(880,619)	(599,130)
TOTAL LIABILITES AND STOCKHOLDERS EQUITY / (DEFICIT)	$ 110,518	$ 214,845

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the years ended December 31, 2021 and 2020	12/31/21	12/31/20
Net Revenues	$ 21,539	$ 2,500
Costs of net revenues	6,277	(88,504)
Gross profit / (loss)	15,263	(86,004)
Operating Expenses		
General & Administrative	333,196	481,818
Compensation & Benefits	189,167	223,796
Sales & Marketing	19,599	25,943
Impairment loss on website	-	88,197
Total Operating Expenses	541,962	819,754
Loss from operations	(526,700)	(905,758)
Other Income / (Expense)		
Interest Income / (Expense)	(8,478)	(12,940)
Grant Revenue	45,810	3,000
Offering Costs	-	-
Total Other Income / (Expense)	37,332	(9,940)
Provision for income taxes	-	-
Net loss	**(489,368)**	**(915,698)**
Less: Net loss attributable to noncontrolling interest	-	4,492
Net loss attributable to WWF Holdings, Inc.	$ (489,368)	$ (911,206)

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY / (DEFICIT) (UNAUDITED)
As of December 31, 2021, December 31, 2020, and December 31, 2019

	Preferred Stock		Common Stock — Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity / (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance as of December 31, 2018	-	$ -	10,000,000	$ 100	21,774	$ -	$ -	$ (171,430)	$ (171,330)
Class B Common Stock Issuance	-	-	-	-	172,500	2	-	-	2
Net loss	-	-	-	-	-	-	-	(763,214)	(763,214)
Balance as of December 31, 2019			10,000,000	100	194,274	2	-	(934,644)	(934,542)
Conversion of SAFEs to common stock	-	-	-	-	2,604,220	26	790,066	-	790,092
Conversion of convertible note to common stock	-	-	-	-	86,840	1	20,755	-	20,756
Capital contributions by minority shareholders in majority owned subsidiary	-	-	-	-	-	-	203,749	-	203,749
Common stock issued for serviecs - RSPAs	-	-	-	-	117,500	1	117,499	-	117,500
Issuance of shares through Reg CF offering	-	-	-	-	68,405	1	68,404	-	68,405
Issuance of shares through Reg D offering	-	-	-	-	374,189	4	133,996	-	134,000
Offering Costs	-	-	-	-	-	-	(16,572)	-	(16,572)
Net loss attributable to WWF Holdings, Inc.	-	-	-	-	-	-	-	(915,698)	(915,698)
Balance as of December 31, 2020	-	-	10,000,000	100	3,445,428	34	1,317,898	(1,850,342)	(532,310)
Conversion of promissory note to common stock					40,000	1	40,000	-	40,000
Capital contributions by minority shareholders in majority owned subsidiary	-	-	-	-	-	-	27,500	-	27,500
Issuance of shares through Reg CF offering	-	-	-	-	73,560	1	73,559	-	73,560
Offering Costs	-	-	-	-	-	-	-	-	-
Net loss attributable to WWF Holdings, Inc.	-	-	-	-	-	-	-	(489,368)	(489,368)
Balance as of December 31, 2021	-	$ -	10,000,000	$ 100	3,558,988	$ 35	$ 1,458,956	$ (2,339,710)	$ (880,618)

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2021, 2020 and 2019

		12/31/21		12/31/20
Cash Flows From Operating Activities				
Net Loss	$	(489,368)	$	(915,698)
Adjustments to reconcile net loss to net cash used in operating activities:				
Amortization of intangible assets		146		146
Amortization of software costs		-		26,424
Impairment loss of software costs		-		88,197
Depreciation		766		677
Deferred compensation		69,602		22,500
Offering costs		-		-
Issuance of Class B common stock for services		-		117,500
Issuance of convertible note for services		-		-
Changes in operating assets and liabilities:				
Change in prepaid expenses		1,361		12,208
Change in accounts receivable		(16,539)		375
Change in deposits		-		(1,000)
Change in accrued expenses		(2,545)		14,046
Change in accounts payable		(15,561)		7,140
Net Cash Used In Operating Activities		(452,139)		(627,485)
Cash Flows From Investing Activities				
Website development costs		-		-
License purchase		-		-
Purchase of property and equipment		-		(957)
Net Cash Used In Investing Activities		-		(957)
Cash Flows From Financing Activities				
Proceeds from issuance of SAFEs		-		
Proceeds from issuance of common stock		113,560		202,405
Capital contributions by minority shareholders in majority owned subsidiary		27,500		203,749
Proceeds from issuance of notes payable-related parties		237,633		288,704
Proceeds from PPP loan				45,810
Forgiveness of PPP loan		(45,810)		
Advances/(repayments) from/(to) shareholder		-		17,247
Offering costs		-		(16,572)
Net Cash Provided By Financing Activities		332,883		741,343
Net Change In Cash		(119,255)		112,901
Cash at Beginning of Period		182,289		69,388
Cash at End of Period	$	63,034	$	182,289
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest			$	-
Cash paid for income taxes			$	-
Supplemental Disclosure of Non-Cash Financing Activities				
Conversion of SAFE agreements to common stock			$	790,092
Conversion of convertible notes to common stock			$	20,756
Conversion of related party payable to note payable			$	170,362
Issuance of convertible note for services				
Issuance of common stock for note payable	$	40,000		